File Pursuant to Rule 424(b)(3)
Registration No. 333-168971

APPLE REIT TEN, INC.

STICKER SUPPLEMENT TO
SUPPLEMENT NO. 1 DATED JANUARY 27, 2011
SUPPLEMENT NO. 2 DATED FEBRUARY 17, 2011
SUPPLEMENT NO. 3 DATED MARCH 17, 2011

Supplement Nos. 1, 2 and 3 to be used with
PROSPECTUS DATED JANUARY 19, 2011

Summary of Supplements to Prospectus
(See Supplements for Additional Information)

Supplement No. 1 dated January 27, 2011 provides an update on the completion of the minimum offering and the election of the board of directors included in the prospectus.

Supplement No. 2 dated February 17, 2011 reports on our execution of purchase contracts for six hotels containing a total of 713 guest rooms and that provide for a total purchase price of $113.2 million.

Supplement No. 3 dated March 17, 2011 reports on (a) the status of our best-efforts offering of Units; (b) our purchase of two hotels containing a total of 315 guest rooms for an aggregate gross purchase price of approximately $69.5 million; (c) our execution of certain purchase contracts that relate to two hotels containing a total of 213 guest rooms and that provide for an aggregate gross purchase price of approximately $27.5 million; (d) the termination of one purchase contract; (e) financial and operating information for our recently purchased hotels; and (f) our recent audited financial information as of December 31, 2010 and for the period then ended and certain additional information about us.

As of January 27, 2011, we completed our minimum offering of 9,523,810 Units at $10.50 per Unit and raised gross proceeds of $100 million and proceeds net of selling commissions and marketing expenses of $90 million. Each Unit consists of one Common Share and one Series A Preferred Share. We are continuing the offering at $11 per Unit in accordance with the prospectus.

As of February 28, 2011, we had closed on the sale of 7,935,700 additional Units at $11 per Unit and from such sale we raised gross proceeds of approximately $87.3 million and proceeds net of selling commissions and marketing expenses of approximately $78.6 million. Sales of all Units at $10.50 per Unit and $11.00 per Unit, when combined, represent gross proceeds of approximately $187.3 million and proceeds net of selling commissions and marketing expenses of approximately $168.6 million.

In connection with our hotel purchases to date, we paid a total of approximately $1.4 million, representing 2% of the aggregate gross purchase price, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is our Chairman and Chief Executive Officer.